8 N  128/91
                                                                    8 NZ 115/91


                                  NOTARIAL DEED

drawn on the eighth of May one thousand nine hundred ninety one (08/05/1991) before me, JUDr. Eva Jaklova, Notary Public, in the presence of the participant who is, pursuant to his declaration, competent to perform legal acts, whose identity was proved in the manner prescribed by law.

Dipl Ing.  Jan Myslivec, born on 24/05/1946, married, residing at Glenbrook Dr,
 Box 1066 Hailey, Idaho 83333, the U.S.A.

The aforementioned participant, Dipl Ing. Jan Myslivec has taken the following action in my presence declaration of the establishment of the limited liability company pursuant to the provision of Sec 106 and following of the Act No 104/90 Coll.

First: Dipl Ing. Jan Myslivec declares that he establishes the limited liability company.

Second: The business name of the Company shall be "POWER INTERNATIONAL, limited liability company"

Third:   The registered office of the Company shall be Prague.
         The address of POWER INTERNATIONAL shall be Prague 4, Pod Klaudiankou
         21.
         The sole founder of the Company shall be Dipl Ing. Jan Myslivec.

Fourth:  The object of the business of POWER INTERNATIONAL s.r.o. shall be:
         Consulting and intermediation activities in the field of energy, environment protection, building industry, telecommunications, geodesy, geology, real estate agency, acquisition and formation of enterprises and companies, management and representation of such enterprises and companies. Apart from such activities, the company is authorized to take all actions, businesses and steps, which are necessary for achieving the purposes of the Company, including but not limited to, the acquisition and formation of enterprises and companies as well as the management and representation of such enterprises and companies. Participation in other enterprises and companies as well as the takeover of the management and representation of such enterprises and companies. Formation and operation of branches in the Czech Republic as well as abroad. Takeover of respective business representatives. Real estate agency, the establishment of operational buildings.

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Fifth:   The Registered Capital of the company is 100.000,-CZK (one hundred thousand Czech Crowns).

Sixth: The Company shall be established for an indefinite period. The Company shall be formed upon its incorporation into the Commercial Register.

Seventh: The Founder shall be liable for any obligations of the company to the creditors with the property of the Company.

Eighth:  The  participant   shall  decide  on  change  of  the business  upon
         the fulfilment of all conditions stipulated in generally binding legal regulations. The object of the business may be changed and the registered capital may be increased or decreased only under the aforementioned circumstances.

Ninth:   Participation in the Company:
         The sole participant of the Company may decide on the appointment of another participant which may be represented by an individual or a legal entity, both Czech and foreign. The new participants shall explicitly state that they accede to the Company in accordance with this Deed of Foundation.

Tenth: Rights and Duties of the participant and participants shall be governed by general legal regulations and this Notarial Deed.

Eleventh: Bodies of the Company and their Representation:
         Bodies of the Company: The founder of the Company shall represent the Company with regard to third parties and this founder, who is in the capacity of Director of the Company, shall sign for the Company. Participation in the company may acquired by inheritance of the participation interest and the transfer of the participation interest or a part of such participation interest to any individual or legal entity.

Twelfth: Financial situation, Accounting, Records Keeping of the Company:
         The Company shall establish a reserve fund amounting up to 10% of the registered capital. The participant shall not be liable for the obligations of their employees as well as employees shall not be liable for the obligations of the Company, unless they explicitly have accepted such guarantee. The financial statement shall be made annually or it may be done for shorter period. The Company processes, records and provides records on their activity to administrative state bodies according to generally binding legal regulations.

Thirteenth: The participant shall be bound to divide the profits and cover the losses: the net profit is represented by the difference between the total incomes and expenses upon prescribed deduction. The reserve fund shall be supplemented by 5% of the net profit prior division of

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         the net profit  among the  participants.  When the reserve fund reaches the level of 10% of the registered capital, further investment to such fund shall be canceled. The profit after all deductions shall be divided among the participants. The reserve fund may be used to cover possible losses of the company. If it is not sufficient, then the registered capital shall be used, resp. the participation interests of the participants in equal amounts.

Fourteenth: Winding up of the Company:
         The company may be wound up by the decision of the participants, the bankruptcy petition, the court decision and by other cases stipulated by the generally binding legal regulations. The Company shall wind up upon the liquidation and deletion of the Company in the companies register. Liquidation of the Company shall be done by a liquidator who has been designated by the Participant.

The counterpart of the Notarial Deed has been issued to Dipl Ing. Jan Myslivec.

I hereby confirm that I have drawn up this Notarial Deed and the Participant has read, approved and attached handwritten signature.

/round stamp/
Notary Public for Prague













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I confirm hereby that this  counterpart of the notarial deed is fully  identical to the 2 page original of the Notarial Deed recorded in the Collection of Notarial Deeds of 1991 under reference number 8 HZ 115/91 with the District Court in Prague 9. District Court in Prague 8 with its registered office at Prague 1, Dlazdena 5, on the twenty-third of May one thousand nine hundred ninety-six (23/05/1996)

/round stamp/                           Alena Sodomkova
                                        Court Secretary































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